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NEWS RELEASE                                                             JMCG
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CONTACT:  JAMES K. MITCHELL         CONTACT:  FECHTOR, DETWILER & CO., INC.
          CHAIRMAN, PRESIDENT AND             SHELDON FECHTOR, CHAIRMAN
          CHIEF EXECUTIVE OFFICER             RICHARD FECHTOR, PRESIDENT & CEO
TELEPHONE:(619)450-0055 XT. 114     TELEPHONE:     (617) 747-0159

JMC GROUP, INC. AND FECHTOR, DETWILER & CO., INC. AGREE TO PURSUE MERGER

SAN DIEGO, CA / BOSTON, MA - (March 25, 1999) - JMC Group, Inc. ("JMCG") (NASDAQ: JMCGC; PCX: JMC) and privately held Fechtor, Detwiler & Co., Inc. ("FEDE"), a registered broker dealer, headquartered in Boston, Massachusetts, today announced an agreement in principle for a business combination of the two companies. The merger is subject to the execution of a definitive agreement, stockholder approval and regulatory approval, as well as completion of due diligence and receipt of a fairness opinion.

The merger is intended to create an entity that will combine the financial services, including financial management, institutional and retail brokerage, trading, investment banking, computer/information systems of FEDE with the additional customer base, investment products and marketing management skills of JMCG.

Under the terms of the proposed merger, FEDE stockholders will receive newly issued shares of JMCG. Following the transaction, it is anticipated that current JMCG stockholders will own approximately 48% of the newly merged company. The proposal is expected to be voted upon by stockholders of JMCG in June.

James Mitchell, chairman and chief executive officer of JMCG, commented "JMCG has continued to pursue strategic alternatives to diversify our business and build stockholder value, and a merger with FEDE offers an opportunity to effectively achieve those goals."

Terms of the merger are subject to the execution of a definitive agreement, expected in two to three weeks, and is anticipated to be a tax free reorganization. The merged company will be headquartered in Boston with operations in San Diego being expanded to better serve California and the West Coast markets. James Mitchell & Co., the operating subsidiary of JMCG, will be a wholly owned subsidiary of the combined company and will continue to be based in San Diego. The executives of both JMCG and FEDE will continue to be actively involved in the operations of the merged company.

JMCG said its Annual Meeting, earlier scheduled for May 3, 1999, would probably be postponed to allow time for preparation and submission of proxy materials for stockholder voting on the proposed merger.

                         JMC G R O U P ,  I N C .
                       9710 SCRANTON ROAD SUITE 100
                            SAN DIEGO, CA 92121
             TELEPHONE (619)450-0055  FACSIMILE (619)450-9102